CANTOR EQUITY PARTNERS III, INC.

110 East 59th Street
New York, NY 10022

June 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Pearlyne Paulemon and Pam Long

Re:	Cantor Equity Partners III, Inc.
Registration Statement on Form S-1
Filed June 6, 2025, as amended File No. 333-287847

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cantor Equity Partners III, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Wednesday, June 25, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Brandon Lutnick
Brandon Lutnick
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP